Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of Coherent Corp. for the registration of its common stock and to the incorporation by reference therein of our report dated August 14, 2025 (except for the effects of the reportable segment change disclosed in Notes 1, 3, 6, 14, 20 and 21, as to which the date is December 16, 2025) with respect to the consolidated financial statements and schedule of Coherent Corp. and Subsidiaries, and our report dated August 14, 2025 with respect to the effectiveness of internal control over financial reporting of Coherent Corp. and Subsidiaries, included in its Current Report (Form 8-K) dated December 16, 2025 for the year ended June 30, 2025, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Pittsburgh, Pennsylvania

December 16, 2025